Contact

www.linkedin.com/in/nicholasmerten (LinkedIn)

Top Skills

Public Speaking
Stock Market Analysis
Growth Investing

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Certifications

W!SE Financial Literacy Certification
Customer Service and Sales Certification

Honors-Awards

Business Academic Award
Wildcat Achievement Award for Social Studies
Dean's List

Nicholas Merten

Founder & CEO at Digifox
Greater Richmond Region

Summary

I'm the type of individual who loves to be told something is impossible. My passions for business, sales, data, and finance have prepared me to take on a world of problem solving. Overall, if I could attribute my happiness to any set of ideologies, it would be the fact that I've always pressed myself to be open-minded, free to new, cutting-edge ideas, and that I chase after what others don't.

Experience

Digifox
Founder & CEO
July 2019 - Present (2 years 10 months)
United States

Helping to open finance for everyone, one step at a time

DataDash
CEO & Founder
July 2017 - Present (4 years 10 months)

ClickUp Project Management
Content Manager
July 2017 - December 2017 (6 months)
California

iAccess, Inc.
Sales Data Management Intern
July 2015 - August 2015 (2 months)
7201 Glen Forest Drive, Suite 100

While interning, my objective was to collaborate with a fellow employee and manage 15 years worth of sales data. We began by forming the foundation as to how we would organize, label, and store the sales information. During my time at the internship, I utilized a variety of tools such as QuickBooks, Tax Act, and much more.

Overall, we finished well above schedule. The original project was meant to be finished in late August. However, due to strong collaboration and hard work ethic, we we're able to do twice the originally planned work in half the time, finishing up at the beginning of August.

Education

Discover Praxis

 · (2017 - 2018)

Virginia Commonwealth University

Business Adminstration & Finance · (2016 - 2017)